EXHIBIT 12
HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(dollars are in millions)
Ratios excluding interest on deposits:
Income from continuing operations	$330	$354	$(338)	$(1,248)	$455
Income tax expense (benefit)	230	(56)	156	422	314
Fixed charges:
Interest on:
Short-term borrowings	46	36	27	28	44
Long-term debt	709	650	661	671	600
Others(2)	16	(88)	66	33	99
One third of rents, net of income from subleases	28	31	33	31	31
Total fixed charges, excluding interest on deposits	799	629	787	763	774
Earnings from continuing operations before taxes and fixed charges	$1,359	$927	605	(63)	1,543
Ratio of earnings to fixed charges	1.70	1.47	.77	(.08)	1.99
Preferred stock dividends(1)	$104	$120	$125	$125	$124
Fixed charges, including preferred stock dividends	$903	$749	$912	$888	$898
Ratio of earnings to fixed charges, including preferred stock dividends	1.50	1.24	.66	(.07)	1.72

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$799	$629	$787	$763	$774
Add: Interest on deposits	260	145	184	316	251
Total fixed charges, including interest on deposits	$1,059	$774	$971	$1,079	$1,025
Earnings from continuing operations before taxes and fixed charges	$1,359	$927	$605	$(63)	$1,543
Add: Interest on deposits	260	145	184	316	251
Earnings from continuing operations before taxes and fixed charges, including interest on deposits	$1,619	$1,072	$789	$253	$1,794
Ratio of earnings to fixed charges, including interest on deposits	1.53	1.39	.81	.23	1.75
Fixed charges, including preferred stock dividends	$903	$749	$912	$888	$898
Add: Interest on deposits	260	145	184	316	251
Fixed charges, including interest on deposits and the preferred stock dividend factor	$1,163	$894	$1,096	$1,204	$1,149
Ratio of earnings to fixed charges, including interest on deposits and preferred stock dividends	1.39	1.20	.72	.21	1.56

(1)	Preferred stock dividends are grossed up to their pretax equivalents.

(2)
During 2014, we concluded certain state and local tax audits resulting in the settlement of significant uncertain tax positions covering a number of years. As a result, we released tax reserves previously maintained in relation to the periods and issues under review. In addition, we released our accrued interest associated with the tax reserves released which resulted in a $120 million benefit to interest expense in 2014.